United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of July 2009

Commission File Number 000-22731

Minera Andes Inc.

(Translation of registrant’s name into English)

111 E. Magnesium Road, Suite A

Spokane, Washington 99208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐         Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

MINERA ANDES
TO FILE AMENDED AND RESTATED FINANCIAL STATEMENTS

SPOKANE, WASHINGTON – July 30, 2009 - Minera Andes Inc. (the “Corporation” or “Minera Andes”, TSX:MAI and US OTC:MNEAF) advises that it intends to file later today amended and restated financial statements (the “Amended Financial Statements”) and revised management discussion and analysis of financial condition and results of operations (the “Revised MD&A”) for the year ended December 31, 2008 and for the quarter ended March 31, 2009.  All amounts are in US dollars.

The Amended Financial Statements and the Revised MD&A include (i) the restatement of the Corporations’ investment in Minera Santa Cruz S.A. (“MSC”), an Argentinean corporation through which Minera Andes holds its 49% interest in the San José Project, for interest income to the Corporation since January 1, 2008 on its loans to MSC which were previously not included in the equity pick-up of MSC; and (ii) following a detailed review of the Corporation’s tax affairs in Argentina, the Corporation has included adjustments to restate its 2008 and 2007 accounts payable and accruals for previously unrecognized business and capital taxes in Argentina.

For the year ended December 31, 2008, the effect of (i) above, is to increase the investment in MSC at December 31, 2008 by $3,751,955, with a corresponding increase to income from the investment in MSC.  The 2008 basic and diluted loss per share decreased from $(0.04) to $(0.02).  As a result of the restatements in (ii), the accounts payable and accruals at December 31, 2008 and 2007 have been increased by $1,633,000 and $1,218,000 respectively.  The opening accumulated deficit for the year ended December 31, 2007 was increased by $1,218,000. Office overhead and administration fees increased by $415,000 and $369,000 for the years ended December 31, 2008 and 2007, respectively.

For the quarter ended March 31, 2009, the effect of (i) above, is to increase the investment in MSC as at March 31, 2009 by $967,383 from the restated December 2008 investment; with a corresponding increase to income from investment in MSC.  There was no significant change to the basic and diluted loss per share for the first quarter of 2009.  As a result of the restatements in (ii), the total of accounts payable and accrued liabilities at March 31, 2009 has been increased by $2,029,000 and general and administrative expenses were increased by $396,000 for the three month period.

The re-filing of the Amended Financial Statements and the Revised MD&A is expected to be done later today and, when completed, the Amended Financial Statements and the Revised MD&A will be available for review on www.sedar.com.

Minera Andes is a gold, silver and copper exploration company with a 49% interest in the San José silver-gold mine in Santa Cruz, Argentina. The San José mine is owned by Minera Santa Cruz S.A. (“MSC”), which in turn is owned 49% by Minera Andes and 51% by Hochschild Mining plc.  Hochschild is the operator of the San José mine. The Corporation also owns the Los Azules copper project in San Juan province, where a scoping study has been completed and the Corporation is awaiting a decision by its joint venture partner, Xstrata Copper Company, if it will exercise its right to back in to a 51% ownership of the project. The Corporation holds or has an interest in approximately 304,000 acres of mineral exploration land in Argentina located in the regions near the San José mine and Los Azules project. The Corporation presently has 230,688,851 shares issued and outstanding.

For further information, please contact: Art Johnson at the Spokane office, or Krister A. Kottmeier, investor relations – Canada, at the Vancouver office. Visit our Web site: www.minandes.com.

Spokane Office 111 East Magnesium Road; Ste. A Spokane, WA 99208 USA Phone: (509) 921-7322 E-mail: info@minandes.com	Vancouver Office 911-470 Granville Street Vancouver, B.C. V6C 1V5 Phone: (604) 689-7017; 877-689-7018 E-mail: ircanada@minandes.com

Caution Concerning Forward-Looking Statements:

This press release contains certain forward-looking statement and information.  The forward-looking statements and information express, as at the date of this press release, the Corporation's plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. In particular, there can be no assurance that financing will be secured within the time required.  Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, the state of the capital markets, environmental risks and hazards, uncertainty as to calculation of mineral reserves and other risks.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINERA ANDES INC.

By:	/s/ Henry A. John
Henry A. John, Chief Financial Officer

Dated:  July 30, 2009